

July 21, 2022

Ren Yong
Chief Executive Officer
Puyi Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
Guangzhou, Guangdong, Province
People's Republic of China

      Re: Puyi Inc.
           Amendment No. 4 to
           Registration Statement on Form F-3
           Filed June 30, 2022
           File No. 333-261063

Dear Mr. Yong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-3

General

1.   Refer to your response to comment 1. Please remove references to "our VIEs" as this disclosure implies ownership of the VIEs. We do not object if you utilize brackets to revise quotations from and cross-references to the 2021 Annual Report to avoid implying ownership of the VIEs.

2.   Refer to your response to comment 2. Given you have a subsidiary that is a holding

company in Hong Kong, please disclose that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities.

About this Prospectus, page 1

3.   Refer to your response to comment 5. Please revise the definition of "PRC or China" on page 2 to include Hong Kong and Macau and clarify that the only time that "PRC or China" does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC. Additionally, clarify that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong and Macau. Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, expand your disclosure related to the enforceability of civil liabilities in Hong Kong.

Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Meng Ding